UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G7945M107

(CUSIP Number)

Robert Yi

Samsung Electronics Co., Ltd.

35th Fl., Samsung Electronics Bldg. 1320-10

Seocho 2-Dong, Seocho-Gu

+82-2-2255-8112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7945M107	Page 2

1	NAME OF REPORTING PERSONS. Samsung Electronics Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,239,490
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,239,490
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,239,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%(*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The ownership percentage of the Reporting Person is calculated based on an assumed total of 464,842,698 Ordinary Shares outstanding as of December 19, 2011, calculated as the sum of (1) the 45,239,490 newly-issued Ordinary Shares acquired by the Reporting Person on December 19, 2011 and (2) the 419,603,208 Ordinary Shares that the Issuer communicated in writing to the Reporting Person as being outstanding as of December 16, 2011.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, $0.00001 par value per share (the “Ordinary Shares”), of Seagate Technology Public Limited Company (the “Issuer”), a public limited company incorporated in Ireland, whose principal offices are located at 38/39 Fitzwilliam Square, Dublin 2, Ireland.

Item 2.	Identity and Background.

(a)-(c), (f): This Schedule 13D is being filed by Samsung Electronics Co., Ltd. (the “Reporting Person”), a company organized under the laws of the Republic of Korea (“Korea”). The Reporting Person is a global high-tech electronics manufacturing and digital media company.

The address of the Reporting Person’s principal executive offices is Samsung Electronics Bldg. 1320-10, Seocho 2-Dong, Seocho-Gu. The name, business address, citizenship and present principal occupation of each executive officer and director of the Reporting Person are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

(d)-(e): During the five years prior to the date hereof, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed on Annex I to this Schedule 13D, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for 45,239,490 Ordinary Shares obtained by the Reporting Person was certain assets and liabilities relating to the Reporting Person’s and its subsidiaries’ hard disk drive business. See Item 4 below for a further description of such sales and purchase of assets and liabilities and relevant terms thereof, which description is incorporated herein by reference in response to this Item 3. Such description does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 7.01, and which is incorporated herein by reference. This Schedule 13D does not purport to amend, qualify or in any way modify the Asset Purchase Agreement.

Item 4.	Purpose of Transaction.

Asset Purchase Agreement

On April 19, 2011, the Reporting Person entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with the Issuer and Seagate Technology International, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of the Issuer (the “Purchaser”), pursuant to which the Reporting Person agreed to transfer, and to cause its relevant subsidiaries to transfer, and the Purchaser agreed to acquire or assume from the Reporting Person and its relevant subsidiaries, the assets and liabilities relating to the hard-disk-drive business and operations of the Reporting Person and its relevant subsidiaries, for an aggregate purchase price of $1,375,000,000, consisting of $687,500,000 in cash and an exchangeable loan note in the amount of $687,500,000 (the “Loan Note”). Pursuant to the terms of the Asset Purchase Agreement, the Loan Note was exchangeable at the option of each of the parties to the Asset Purchase Agreement for 45,239,490 Ordinary Shares (the “Option”). The asset sale and purchase was consummated on December 19, 2011 (the “Closing Date”). The Reporting Person exercised the Option on December 19, 2011 and was issued 45,239,490 Ordinary Shares on December 19, 2011.

Shareholder Agreement

On April 19, 2011, the Reporting Person also entered into a Shareholder Agreement with the Issuer (the “Shareholder Agreement”). The Shareholder Agreement became effective on the Closing Date. The material terms of the Shareholder Agreement are as follows:

Standstill and Voting Requirements

Under the Shareholder Agreement, the Reporting Person will not, among other things: (i) acquire more than 19.9% of the then outstanding Voting Securities (as defined below); (ii) effect or seek any merger, takeover, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with or involving the Issuer or any of its subsidiaries or its or their respective securities or assets; (iii) make, or in any way participate in, any solicitation of proxies to vote any Voting Securities; (iv) deposit any Voting Securities in a voting trust; (v) other than as provided in the Shareholder Agreement (as described below), seek to place a representative on the board of directors of the Issuer (the “Board”); (vi) join or in any way participate in a group or otherwise act in concert with any third party, other than any of its affiliates, for the purpose of acquiring, holding or disposing of Voting Securities; (vii) publicly disclose any intent, purpose, plan or proposal to do any of the foregoing; or (viii) assist, participate in, provide or arrange financing to do any of the foregoing. The foregoing obligations of the Reporting Person shall terminate automatically upon the fifth anniversary of the Closing Date. “Voting Securities” means Ordinary Shares and any other securities of the Issuer entitled, in the ordinary course, to vote in the election of directors of the Issuer.

In addition, under the Shareholder Agreement, the Reporting Person is required to vote all Voting Securities owned by it (or any of its affiliates) in the same manner as recommended by the Board to the other holders of Voting Securities with respect to the appointment and removal of members of the Board, subject to the Reporting Person’s Board designation right described below. The foregoing obligation of the Reporting Person shall terminate automatically at such time as the Reporting Person (together with all of its affiliates) beneficially owns less than 5% of the then outstanding Voting Securities.

Restrictions on Transfer and Right of First Refusal

Under the Shareholder Agreement, the Reporting Person agreed not to sell any of the Ordinary Shares acquired pursuant to the Asset Purchase Agreement (the “Acquisition Shares”) on or prior to the date that is 12 months after the Closing Date, except to any of its affiliates or pursuant to any tender offer, exchange offer, takeover, merger, reclassification, recapitalization or other similar transaction approved or recommended by the Board. The Reporting Person further agreed not to sell or otherwise transfer any Acquisition Shares to any person or group of related persons if, to the actual knowledge of the Reporting Person, such person or group of related persons has filed or is required to file a Schedule 13D with respect to its beneficial ownership in equity securities of the Issuer or to the extent such person or group of related persons would, upon completion of the proposed sale or transfer of the Acquisition Shares, beneficially own more than 5% of the then outstanding Voting Securities, unless (i) such sale or transfer has been approved by the Board, (ii) such sale or transfer is made pursuant to a tender offer, exchange offer, takeover, merger, consolidation or similar transaction approved or recommended by the Board, or (iii) the Reporting Person has followed the procedures pursuant to which the Reporting Person has given to the Issuer a right of first refusal to purchase such Acquisition Shares for a fixed period of time at a price notified by the Reporting Person.

Registration Rights

Under the Shareholder Agreement, the Reporting Person received certain registration rights which give the Reporting Person the right to demand or participate in registrations of securities of the Issuer with the Securities and Exchange Commission.

Board Designation Right

Pursuant to the Shareholder Agreement, the Reporting Person has the right to designate one member to be nominated by the Issuer to serve as a member of the Board so long as the Reporting Person holds at least 7% of the Voting Securities, and the Issuer is required to nominate such designee as a member of the Board.

Intellectual Property Agreement

On April 19, 2011, the Reporting Person also entered into an Intellectual Property Agreement with the Purchaser (the “Intellectual Property Agreement”). The Intellectual Property Agreement became effective on the Closing Date. Under the Intellectual

Property Agreement, the Reporting Person licenses to the Purchaser certain of the Reporting Person’s intellectual property rights and the Purchaser licenses back to the Reporting Person certain of the transferred intellectual property rights and technology transferred to the Purchaser pursuant to the Asset Purchase Agreement.

The foregoing summaries of certain provisions of the Asset Purchase Agreement, the Shareholder Agreement and the Intellectual Property Agreement do not purport to be complete and are qualified in their entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 7.01, the Shareholder Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Intellectual Property Agreement, a copy of which is attached hereto as Exhibit 7.03, and which are incorporated herein by reference in their entirety. This Schedule 13D does not purport to amend, qualify or in any way modify the Asset Purchase Agreement, the Shareholder Agreement or the Intellectual Property Agreement.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 45,239,490 Ordinary Shares, or approximately 9.73% of the Ordinary Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act.

The foregoing ownership percentage of the Reporting Person is calculated based on an assumed total of 464,842,698 Ordinary Shares outstanding as of December 19, 2011, calculated as the sum of (1) the 45,239,490 newly-issued Ordinary Shares acquired by the Reporting Person on December 19, 2011 and (2) the 419,603,208 Ordinary Shares that the Issuer communicated in writing to the Reporting Person as being outstanding as of December 16, 2011.

(b) The Reporting Person has sole power to vote, direct the vote of, dispose of or direct the disposition of, the Acquisition Shares.

(c) Except as set forth or incorporated herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the individuals referred to in Annex I to this Schedule 13D have effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationship with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

Except as described above, to the knowledge of the Reporting Person, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist among the persons named in Annex I to this Schedule 13D, or between such persons and any other person, or between the Reporting Person and any person, in each case with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit Number	Description

7.01	Asset Purchase Agreement, dated as of April 19, 2011, by and among Samsung Electronics Co., Ltd., Seagate Technology International and Seagate Technology plc (incorporated herein by reference to Exhibit 10.53 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

7.02	Shareholder Agreement, dated as of April 19, 2011, by and between Samsung Electronics Co., Ltd. and Seagate Technology plc (incorporated herein by reference to Exhibit 10.55 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

7.03	Intellectual Property Agreement, dated as of April 19, 2011, by and between Samsung Electronics Co., Ltd. and Seagate Technology International (incorporated herein by reference to Exhibit 10.54 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2011

Samsung Electronics Co., Ltd.

By:	/s/ Robert Yi
Name: Robert Yi
Title: Vice President
Corporate Management Office
/Investor Relations Team

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF SAMSUNG ELECTRONICS CO., LTD.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Samsung Electronics Co., Ltd. is set forth below.

Name	Citizenship	Business Address	Principal Occupation

Gee-Sung Choi	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Vice Chairman & CEO

Yoon-Woo Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Vice Chairman

Ju-Hwa Yoon	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	President

Dong-Min Yoon	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Independent Director

Chae-Woong Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Independent Director

In-Ho Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Independent Director

Oh-Soo Park	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi- Do, Korea	Independent Director